UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.


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                                      :
                                      :
In the Matter of                      :
                                      :
ARKANSAS POWER & LIGHT COMPANY        :
ENTERGY CORPORATION                   :
ENTERGY SERVICES, INC.                :
SYSTEM FUELS, INC.                    :     CERTIFICATE PURSUANT
ENTERGY POWER, INC.                   :          TO RULE 24
                                      :    (Twentieth Certificate)
                                      :
                                      :
    File No. 70-7684                  :
                                      :
(Public Utility Holding Company       :
   Act of 1935)                       :
                                      :
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  Pursuant to Rule 24 promulgated by the Securities and Exchange
Commission ("Commission") under the Public Utility Holding
Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-7684 ("Application-Declaration"), have been carried out for the quarter ended September 30, 1995 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the orders of the Commission, dated August 27, 1990 and July 16, 1992, respectively.

  During the quarter ended September 30, 1995, Entergy Power, Inc. did not effect any borrowings and repayments with Entergy Corporation in accordance with the Loan Agreement, dated August 28, 1990, as amended, the loan agreement as set forth in Exhibit A hereto and incorporated herein by reference as previously reported in the certificate pursuant to Rule 24 filed for the quarter ended June 30, 1995, in accordance with the Commission's order dated April 18, 1995, in File No. 70-8535, the amount of the outstanding borrowings ($237,488,393.24) plus accrued interest ($1,043,118.76) under the above Loan Agreement was converted to a capital contribution by Entergy Corporation. Further Certificates pursuant to Rule 24 will be filled on a quarterly basis only in the event borrowings are effected bt Entergy Power, Inc. with Entergy Corporation under the loan agreement.

   IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 31st day of October, 1995.


                                        Arkansas Power & Light Company
                                        Entergy Corporation
                                        Entergy Services, Inc.
                                        System Fuels, Inc.


                                        By: /s/ William J. Regan, Jr.
                                               William J. Regan, Jr.
                                           Vice President and Treasurer